Exhibit 99.1

Investor News	Oliver Maier Head of Investor Relations Fresenius Medical Care Else-Kröner-Straße 1 61352 Bad Homburg Germany T +49 6172 609-2601 F +49 6172 609-2301 oliver.maier@fmc-ag.com www.fmc-ag.com

June 27, 2012

Update on Fresenius Medical Care Dialysate Labeling

Fresenius Medical Care North America (FMCNA) announced today that the Food and Drug Administration (FDA) has classified FMCNA’s voluntary action to change the labeling on its dialysate products as a Class 1 recall.

In conjunction with this classification, and to further reinforce the importance of correct dialysate dosing, FMCNA will continue its process to place updated labels on its NaturaLyte®and GranuFlo®Acid Concentrate products, and to update its hemodialysis machine operator’s manuals. To date, FMCNA has notified more than 90 percent of its customers of these two labeling updates, and will continue with that effort until it is complete.

The FDA’s action does not involve the removal of any FMCNA products from the marketplace.

###

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,119 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 253,041 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.